Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

XPO Logistics, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-176700 and No. 333-112899) and on Form S-8 (No. 333-166986 and No. 333-183648) of XPO Logistics, Inc. (formerly Express-1 Expedited Solutions, Inc.) of our report dated March 12, 2013, with respect to the consolidated balance sheets of XPO Logistics, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of XPO Logistics, Inc.

(signed) KPMG LLP

Chicago, IL

March 12, 2013